December 20, 2006

Michele Anderson, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VoIP, Inc. (the “Company”) Preliminary Schedule 14A
Preliminary Schedule 14A; File No. 0-28985

Dear Ms. Anderson:

Reference is made to Amendment No. 1 (“Amendment No. 1”), which was filed with the SEC on December 19, 2006, to the Company’s Preliminary Schedule 14A, File No. 0-28985. In connection with Amendment No. 1, the Company acknowledges that that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Robert Staats
Robert Staats
Chief Accounting Officer

151 South Wymore Road, Suite 3000, Altamonte Springs, FL 32714
Phone: (407) 389-3232 / Fax: (407) 389-3233